UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-25663

CUSIP NUMBER
NOTIFICATION OF LATE FILING	27922X 10 5

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  September 30, 2010

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ecosphere Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

3515 S.E. Lionel Terrace
Address of Principal Executive Office (Street and Number)

Stuart, Florida 34997
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Ecosphere Technologies, Inc. (the “Company”) is delaying the filing pending the outcome of discussions among the directors of Ecosphere Energy Services, LLC, the Company’s majority-owned subsidiary (“EES”). The Board of Directors of EES is comprised of five designees of the Company and four designees of the non-controlling members of EES. The discussions are related to the restructuring of agreements relating to EES. The resolution of these discussions may significantly affect the disclosure in the Form 10-Q and the Company’s future financial condition.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael D. Harris	(561)	689-4441
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A.

Ecosphere Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

November 16, 2010	By:	/s/ Adrian Goldfarb
Adrian Goldfarb
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Annex A to Form 12b-25

The Company had $2,188,534 in revenues for the quarter ended September 30, 2010 and $357,076 in revenues for the quarter ended September 30, 2009.  The Company’s net loss was $605,404 for the quarter ended September 30, 2010 compared to $1,093,405 for the quarter ended September 30, 2009.

The substantial increase in revenue during the quarter ended September 30, 2010, as compared to the same period in 2009 was driven by the Company’s contract with Southwestern Energy to treat water used in fracturing natural gas wells in the Fayetteville Shale in Arkansas.